STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Exhibit 12

Twelve months ended December 31, 2000

Computation of Earnings:

Pretax income/(loss) from continuing operations	($217)

Adjustments to income:

Add: Distributed income from less than 50% owned companies	4

Add: Portion of rent expense representative of interest expense	12

Add: Interest incurred net of amounts capitalized	393

Add: Amortization of interest previously capitalized	(1)

Add: Amortization of debt issue costs and discount or premium on indebtedness	3

Earnings	194

Computation of Fixed Charges:

Interest incurred	$394

Amortization of debt issue costs and discount or premium on indebtedness	3

Portion of rental expense representative of interest	12

Preferred stock dividend requirements	3

Fixed Charges	412

Ratio of Earnings to Fixed Charges	.5